Exhibit 3.1
INVACARE HOLDINGS CORPORATION
SECOND AMENDMENT TO THE CERTIFICATE OF DESIGNATIONS OF
9.00% SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK

Invacare Holdings Corporation, a corporation organized under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

I.The Board of Directors of the Corporation (the “Board of Directors”), by resolutions adopted on May 5, 2023, and a Certificate of Designations filed with the Secretary of State of the State of Delaware on May 5, 2023 (the “Certificate of Designations”), established a series of Preferred Stock designated as “9.00% Series A Convertible Participating Preferred Stock” (the “Series A Preferred Stock”).
II.The Corporation, pursuant to resolutions adopted by the Board of Directors on March 12, 2024 and the written consent of the requisite holders of Series A Preferred Stock dated March 13, 2024, filed that certain First Amendment to the Original Certificate of Designations with the Secretary of State of the State of Delaware on March 13, 2024 (the “First Amendment” and the Original Certificate of Designations as amended by the Amendment, the “Existing Certificate of Designations”).

III.The Board of Directors, by resolution adopted on April 7, 2024, determined that it was advisable and in the best interest of the Corporation and its stockholders to amend the Existing Certificate of Designations as follows (the “Second Amendment”):

1.Section 3, the following defined terms are hereby deleted in its entirety and replaced with the following:

““Change of Control Excluded Person” means: (a) a Person that is a Backstop Party (or a Backstop Party’s Related Fund), to the extent that prior to the date hereof neither such Backstop Party nor any of such Backstop Party’s Related Funds or Affiliates has filed a public report pursuant to Section 13(d) of the Exchange Act indicating that such Back Stop Party or such Backstop Party’s Related Funds or Affiliates delivered a letter to the Board indicating that such Person, either alone or together with other potential investors, had or was proposing to engage in discussions with the Corporation regarding the potential acquisition of the Corporation; (b) any Person that controls, is controlled by, or is under common control with a Person described in clause (a) of this definition; and (c) a “group” (as the term is used for purposes of Sections 13(d) of the Exchange Act) that includes one or more Change of Control Excluded Persons as defined under clauses (a) or (b) above, where such Change of Control Excluded Persons beneficially own capital stock of the Corporation having more the 50% of the combined voting power in the election of directors of all the capital stock of the Corporation held by such group.”

“Intermediate HoldCo Fundamental Change” means the consummation, at any time after the Effective Date, of (A) any transaction immediately following the consummation of which Intermediate HoldCo ceases to be a Wholly-Owned Subsidiary of the Corporation; (B) the voluntary or involuntary liquidation, winding‑up or dissolution of Intermediate HoldCo, (C) any consolidation, merger, binding share exchange, or other combination pursuant to which the Intermediate HoldCo Common Stock will be converted into, or exchanged for, stock, other securities, or other property or assets (including cash), or a combination thereof, in each case after which Intermediate HoldCo will no longer be a Wholly-Owned Subsidiary of the Corporation; or (D) any sale, lease, or other transfer or disposition in one transaction or a series of transactions of a material portion of the consolidated assets of Intermediate HoldCo and its

Subsidiaries, taken as a whole, to any Person other than the Corporation or any of the Corporation’s Wholly‑Owned Subsidiaries (a material portion of the consolidated assets of Intermediate HoldCo and its Subsidiaries, taken as a whole shall include, without limitation, assets with a value in excess of $10,000,000).

“Reorganized Invacare Fundamental Change” means the consummation, at any time after the Effective Date, of (A) any transaction immediately following the consummation of which Reorganized Invacare ceases to be a Wholly-Owned Subsidiary of the Corporation; (B) the voluntary or involuntary liquidation, winding‑up or dissolution of Reorganized Invacare, (C) any consolidation, merger, binding share exchange, or other combination pursuant to which the Reorganized Invacare Common Stock will be converted into, or exchanged for, stock, other securities, or other property or assets (including cash), or a combination thereof, in each case after which Reorganized Invacare will no longer be a Wholly-Owned Subsidiary of the Corporation; or (D) any sale, lease, or other transfer or disposition in one transaction or a series of transactions of all or a material portion of the consolidated assets of Reorganized Invacare and its Subsidiaries, taken as a whole, to any Person other than the Corporation or any of the Corporation’s Wholly‑Owned Subsidiaries (a material portion of the consolidated assets of Reorganized Invacare and its Subsidiaries, taken as a whole shall include, without limitation, assets with a value in excess of $10,000,000).”

2.Section 6(a)(i) is hereby deleted in its entirety and replaced with the following:
“provide the Holders with, (1) as soon as available, and in any event within one hundred twenty (120) days after the end of each fiscal year, audited consolidated balance sheets of the Corporation and any Corporation Subsidiaries as at the end of each such fiscal year and audited consolidated statements of income and cash flows for such year and (2) as soon as available, and in any event within sixty (60) days after the end of each quarterly accounting period in each fiscal year (other than the last fiscal quarter of the fiscal year), unaudited consolidated balance sheets of the Corporation and Corporation Subsidiaries as at the end of each such fiscal quarter and unaudited consolidated statements of income and cash flows for such fiscal quarter. The foregoing notwithstanding, the Corporation shall not be required to provide the Holders with (i) unaudited quarterly financial statements for the quarters ended June 30, 2023 and September 30, 2023 or (ii) audited financial statements for the year ended December 31, 2023 until June 30, 2024;”
3.The following is hereby included as a new Section 9(i):

“For the avoidance of doubt, the Corporation may waive the provisions of this Section 9, including the occurrence of a Mandatory Redemption Event, and all rights, preferences and privileges with respect thereto, for all Holders with the applicable approvals or consents set forth in Section 18.”

IV.The holders of a majority of the outstanding shares of Series A Preferred Stock, representing the votes necessary to authorize such action pursuant to Section 4.2 of the Certificate of Incorporation of the Corporation and Section 7(b) of the Existing Certificate of Designations, acting by written consent, approved the adoption of the Amendment.

V.Accordingly, the Amendment has been duly adopted in compliance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed on this 8th day of April, 2024.

INVACARE HOLDINGS CORPORATION

By: /s/ Anthony C. LaPlaca________________
Name: Anthony C. LaPlaca
Title: Senior Vice President, General Counsel, Chief Administrative Officer and Secretary

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